SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated December 4, 2018

Commission File Number: 002-94004

British Telecommunications plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205246) OF BRITISH TELECOMMUNICATIONS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

British Telecommunications plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-205246).

Exhibit Number	Description

4.8	First Supplemental Indenture dated as of December 4, 2018 between British Telecommunications plc and Delaware Trust Company (as successor in interest to Law Debenture Trust Company of New York)

5.5	Opinion of Freshfields Bruckhaus Deringer LLP, as to the validity of the debt securities being registered as to certain matters of English law

5.6	Opinion of Freshfields Bruckhaus Deringer LLP, as to the validity of the debt securities being registered as to certain matters of New York law

23.6	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.5)

23.7	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.6)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Neil Harris
Name: Neil Harris
Title: Director

Date: December 4, 2018

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